Exhibit 99.2

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Soliciting dealer group formed for shareholder vote

Toronto, Ontario – September 7, 2010 - Kinross today announced the formation of a soliciting dealer group and engagement of BMO Capital Markets (“BMO”) as soliciting dealer manager in connection with the special meeting of shareholders of Kinross to be held on September 15, 2010 to approve the issuance of Kinross common shares and Kinross common share purchase warrants in connection with the Red Back transaction.

BMO has agreed to form a soliciting dealer group consisting of members of the Investment Industry Regulatory Organization of Canada and The Toronto Stock Exchange. Members of the soliciting dealer group will be invited to solicit proxies from shareholders of Kinross in favour of the shareholder resolution.  Subject to certain exceptions, a solicitation fee of CDN $0.10 for each Kinross common share voted in favour of the shareholder resolution will be payable where (a) such soliciting dealer’s name appears on a form of proxy or voting instruction form, or (b) if no such name is contained on such form of proxy or voting instruction form, the Kinross common share is held in a trading account with such soliciting dealer.

The fees payable to a soliciting dealer are subject to the following: (a) the solicitation fee payable in respect of any single beneficial shareholder shall not be less than CDN $75 or more than CDN $1,500 per soliciting dealer; and (b) the minimum fee of CDN $75 shall only be paid in respect of any one beneficial owner where the number of Kinross common shares owned and so voted by such beneficial shareholders is greater than or equal to 300.  BMO will also be reimbursed by Kinross for all reasonable costs and expenses incurred by it. No solicitation fees will be payable if the shareholder resolution is not adopted. Kinross will bear the costs of the solicitation of proxies.

Kinross has filed and mailed a management information circular and form of proxy to shareholders in connection with the special meeting.  Copies of the meeting materials may be found on Kinross’ profile on SEDAR at www.sedar.com or on Kinross’ website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com